Citigroup Global Markets Holdings Inc. Guaranteed by Citigroup Inc.

Digital Securities Linked to the iShares® U.S. Real Estate ETF Due February 13, 2020

Preliminary Terms
Issuer:	Citigroup Global Markets Holdings Inc.
Guarantor:	Citigroup Inc.
Underlying:	iShares® U.S. Real Estate ETF
Pricing date:	August 8, 2018
Valuation date:	February 10, 2020
Maturity date:	February 13, 2020
Digital return amount:	$140 to $160 per security (14% to 16% of the stated principal amount)*
Payment at Maturity:

For each $1,000 stated principal amount security you hold at maturity:

•     If the final underlying value is greater than or equal to the initial underlying value:
$1,000 + the digital return amount

•     If the final underlying value is less than the initial underlying value:
a fixed number of underlying shares of the underlying equal to the equity ratio (or, if we elect, the cash value of those underlying shares based on the final underlying value)

If the final underlying value is less than the initial underlying value, you will receive underlying shares (or, in our sole discretion, cash) expected to be worth less than the stated principal amount of your securities, and possibly nothing, at maturity. You should not invest in the securities unless you are willing and able to bear the risk of losing some, and possibly all, of your investment. The securities are unsecured debt securities. All payments on the securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.

CUSIP / ISIN:	17324XMA5 / US17324XMA53

* The actual digital return amount will be determined on the pricing date

Key Definitions

Initial underlying value:	The closing value of the underlying on the pricing date
Final underlying value	The closing value of the underlying on the valuation date
Equity ratio:	The stated principal amount divided by the initial underlying value

Hypothetical Total Return at Maturity*
Hypothetical Return of the Underlying (1)	Hypothetical Value of the Underlying Shares or Cash Amount You Receive at Maturity(2) per Security	Hypothetical Total Return on Securities at Maturity(3)
100.00%	$1,140.00	14.00%
75.00%	$1,140.00	14.00%
50.00%	$1,140.00	14.00%
25.00%	$1,140.00	14.00%
14.00%	$1,140.00	14.00%
10.00%	$1,140.00	14.00%
5.00%	$1,140.00	14.00%
0.00%	$1,140.00	14.00%
-5.00%	$950.00	-5.00%
-10.00%	$900.00	-10.00%
-25.00%	$750.00	-25.00%
-50.00%	$500.00	-50.00%
-75.00%	$250.00	-75.00%
-100.00%	$0.00	-100.00%

* The table assumes that the digital return amount will be set at the lowest value indicated in this offering summary. The actual digital return amount will be determined on the pricing date.

(1) Hypothetical return of the underlying = hypothetical percentage change from the initial underlying value to the final underlying value

(2) Based on the closing value on the valuation date. If we elect to deliver any underlying shares as payment at maturity, you will receive such underlying shares on the maturity date.

(3) Hypothetical total return on securities at maturity = hypothetical payment at maturity per security minus $1,000 stated principal amount per security, divided by $1,000 stated principal amount per security

This offering summary does not contain all of the material information an investor should consider before investing in the securities. This offering summary is not for distribution in isolation and must be read together with the accompanying preliminary pricing supplement and the other documents referred to therein, which can be accessed via the following hyperlink: Preliminary Pricing Supplement dated July 27, 2018

Citi Structured Investments	+1-212-723-3136	structured.investments@citi.com

Hypothetical Payment at Maturity Diagram*

■ The Securities	■ The Underlying

* Assumes that the digital return amount is equal to the lowest value indicated under Preliminary Terms.

Selected Risk Considerations

•    You may lose some or all of your investment. If the final underlying value is less than the initial underlying value, you will receive underlying shares of the underlying (or, in our sole discretion, cash based on the value thereof) expected to be worth less than your initial investment in the securities and may be worth nothing.

•    The securities do not pay interest.

•    Your potential return on the securities is limited. Your potential total return on the securities at maturity is limited to the digital return amount at maturity, even if the underlying appreciates by significantly more than the digital return amount.

•    You will not receive dividends or have any other rights with respect to the underlying.

•    Your payment at maturity depends on the closing value of the underlying on a single day.

•    The securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. defaults on its obligations under the securities and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the securities.

•    The securities will not be listed on any securities exchange and you may not be able to sell them prior to maturity.

•    The estimated value of the securities on the pricing date will be less than the issue price. For more information about the estimated value of the securities, see the accompanying preliminary pricing supplement.

•    The value of the securities prior to maturity will fluctuate based on many unpredictable factors.

•    Risks associated with real estate companies will affect the value of the underlying.

•    Risks associated with REITs will affect the value of the underlying.

•    The value of the securities and the value of the underlying will not directly correlate to residential housing prices.

•    The value and performance of the underlying shares may not completely track the performance of the underlying index that the underlying seeks to track or the net asset value per share of the underlying.

•    The issuer and its affiliates may have conflicts of interest with you.

•    The U.S. federal tax consequences of an investment in the securities are unclear.

The above summary of selected risks does not describe all of the risks associated with an investment in the securities. You should read the accompanying preliminary pricing supplement and product supplement for a more complete description of risks relating to the securities.

Additional Information

Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed registration statements (including the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus in those registration statements (File Nos. 333-216372 and 333-216372-01) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll-free 1-800-831-9146.

Filed pursuant to Rule 433

Citi Structured Investments	+1-212-723-3136	structured.investments@citi.com